                                    FORM 6-K




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                       For the Quarter ended June 30, 2003

                        Commission File Number: 333-13096



                            AES DRAX HOLDINGS LIMITED


                               Drax Power Station
                                    P.O Box 3
                                      Selby
                                 North Yorkshire
                                     YO8 8PQ
                                     England

                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F
                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No  X
                                   ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

AES DRAX HOLDINGS LIMITED


INDEX

                                                                                                  Page
                                                                                                  ----
PART I            FINANCIAL INFORMATION

Item 1.           Interim Financial Information                                                     3

Item 2.           Discussion and Analysis of Financial Condition and Results of Operations          3

Item 3.           Market Risks                                                                     12

Item 4.           Controls and Procedures                                                          12


PART II           OTHER INFORMATION

Item 1.           Legal and Regulatory Developments                                                13

Item 2.           Changes in Securities and Use of Proceeds                                        13

Item 3.           Defaults Upon Senior Securities                                                  13

Item 4.           Submission of Matters to a Vote of Security Holders                              13

Item 5.           Other Information                                                                13

Item 6.           Exhibits                                                                         13


SIGNATURES                                                                                         14

APPENDIX                                                                                           15

               PRESENTATION OF CURRENCY AND FINANCIAL INFORMATION

     Amounts set forth in the financial statements included in the appendix to this report are stated in pounds sterling. In this report, references to "(pound)", "pounds sterling" or "Pounds" are to the currency of the United Kingdom, which we sometimes refer to as the UK. References to "US dollars", "US$" or "$" are to the currency of the United States. In this report, "US GAAP" means US generally accepted accounting principles and "UK GAAP" means UK generally accepted accounting principles.

     The financial statements for the AES Drax companies are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of these differences and a reconciliation between UK and US GAAP, see note 2 to our financial statements included in this report.


                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should" or "anticipates" or the negative forms of other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other factors in this report, and you should also review "Item 3. Key Information--Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our annual report on Form 20-F for the year ended December 31, 2002 (the "2002 ANNUAL REPORT"), which we incorporate by reference herein.

     You should also consider, among others, the following important factors:

     o    general economic and business conditions in the UK;

     o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

     o    general industry trends;

     o    changes to the competitive environment;

     o    power prices and resource availability and pricing;

     o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

     o that the principal hedging arrangement relating to power sales from the Drax Power Station has been terminated, and the Drax Power Station is currently operating as a fully-merchant plant;

     o that since December 12, 2002, we are operating under standstill arrangements with, among others, certain of our senior creditors, initially under the "ORIGINAL STANDSTILL AGREEMENT", and, after expiry thereof on May 31, 2003, under the "FURTHER STANDSTILL AGREEMENT", and, after expiry thereof on June 30, 2003, under the "THIRD STANDSTILL AGREEMENT", which became effective July 11, 2003, and, after expiry thereof on August 14, 2003, under the "FOURTH STANDSTILL AGREEMENT", which became effective August 22, 2003 and expires on September 30,

          2003, unless terminated earlier or extended in accordance with its terms. A conformed copy of the Fourth Standstill Agreement was furnished to the US Securities and Exchange Commission (the "SEC") on a Form 6-K, dated August 22, 2003. The arrangements put in place under the Original Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement and the Fourth Standstill Agreement are referred to herein as the "STANDSTILL ARRANGEMENTS";

     o    availability, terms and deployment of capital;

     o    interest rate volatility;

     o changes in currency exchange rates, inflation rates and conditions in financial markets;

     o    availability of qualified personnel; and

     o    a change in the interpretation of tax laws.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.


                         MARKET DATA AND INDUSTRY TERMS

     In this report, we rely on, and refer to, information and statistics regarding economic conditions and trends, the market for electric power and our market share in the sectors of that market in which we compete. We obtained this information and these statistics from various third-party sources and/or our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

     The Drax Power Station's business is the generation and sale of electricity. Until November 2002, when the hedging contract (the "HEDGING CONTRACT") between AES Drax Power Limited and TXU Europe Energy Trading Limited ("TXU EUROPE") was terminated, generated electricity was sold under a two-part pricing method, representing the two main products, capacity and energy. Under the current market structure, all generated electricity is sold as electrical energy, produced by the Drax Power Station's electricity generating facilities. Energy refers to the sale of actual electricity produced by a power station and capacity refers to the generating capability of a particular plant. Electrical energy is expressed as kilowatt hours ("KWH"), megawatt hours ("MWH"), gigawatts hours ("GWH") or terrawatts hours ("TWH") of electricity produced or consumed over a period of time. One KW = 1,000 watts, one MW = 1,000KW, one GW = 1,000MW and one TW = 1,000GW. The sale of electrical capacity is expressed as kilowatts ("KW"), megawatts ("MW"), gigawatts ("GW") or terrawatts ("TW") of electricity available for use at any point in time.

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.  INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:



                                                                                        PAGE
                                                                                        ----
A        AES DRAX HOLDINGS LIMITED

         Condensed Financial Statements for the quarter ended June 30, 2003             A1 - 7

B        AES DRAX POWER LIMITED

         Condensed Financial Statements for the quarter ended June 30, 2003             B1 - 7

C        AES DRAX LIMITED

         Condensed Financial Statements for the quarter ended June 30, 2003             C1 - 7

D        AES DRAX ELECTRIC LIMITED

         Condensed Financial Statements for the quarter ended June 30, 2003             D1 - 7

E        AES DRAX ACQUISITION LIMITED

         Condensed Financial Statements for the quarter ended June 30, 2003             E1 - 7


ITEM 2.  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

GENERAL

     AES Drax Holdings Limited is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of AES Drax Electric Limited, which owns all of the outstanding capital stock of AES Drax Limited, which owns all of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. We are a wholly owned indirect subsidiary of The AES Corporation. However, as of August 5, 2003, The AES Corporation withdrew its support for, and participation in the discussions between AES Drax Holdings Limited and its senior creditors regarding a consensual restructuring (the "RESTRUCTURING"). The AES Corporation files quarterly and annual reports with the SEC under the Securities and Exchange Act of 1934, as amended (the "1934 ACT"), which are publicly available. On May 16, 2003, we filed our 2002 Annual Report under the 1934 Act with the SEC, which is also publicly available. We sometimes refer to AES Drax Holdings Limited, AES Drax Power Limited, AES Drax Limited, AES Drax Electric Limited and AES Drax Acquisition Limited as "AES DRAX".

SIGNIFICANT DEVELOPMENTS DURING THE SIX MONTHS ENDED JUNE 30, 2003 AND RECENT DEVELOPMENTS

     AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002 for the purpose of providing AES Drax Holdings Limited and its senior creditors with a period of stability during which discussions regarding the Restructuring could take place. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement. The Fourth Standstill Agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

     Based on negotiations through the end of June, AES Drax Holdings Limited, The AES Corporation, the steering committee (the "STEERING COMMITTEE") representing the syndicate of banks (the "SENIOR LENDERS") which financed the Eurobonds issued by AES Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the ad hoc committee formed by holders of AES Drax Holdings Limited's Senior Bonds (the "AD HOC COMMITTEE" and, together with the Steering Committee, the "SENIOR CREDITORS COMMITTEES"), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the AES Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the "RESTRUCTURING PROPOSAL") that were published by us on Form 6-K on June 30, 2003.

     On July 23, 2003, we received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the "INTERNATIONAL POWER PROPOSAL"), which letter was filed by us on Form 6-K on July 24, 2003.

     On July 28, 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to AES Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than August 5, 2003. A copy of the letter was filed on Form 6-K on July 28, 2003.

     On July 30, 2003, the directors of AES Drax Holdings Limited and AES Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of AES Drax Holdings Limited and AES Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to AES Drax Holdings Limited.

     As previously disclosed by us on Form 6-K filed with the SEC on August 6, 2003, on the evening of August 5, 2003 The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

     On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of AES Drax Holdings Limited and AES Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited) (with their resigning from AES Drax Acquisition Limited, AES Drax Electric Limited and AES Drax Limited on August 8, 2003). Accordingly, the boards of each of AES Drax Holdings Limited and AES Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of AES Drax Electric Limited and AES Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

     On August 14, 2003, we announced that we received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation, which letter was filed by us on Form 6-K on August 14, 2003.

     On August 19, 2003, we received a letter from International Power plc, pursuant to which it revised the International Power Proposal, which letter was filed by us on Form 6-K on August 20, 2003.

     On August 21, 2003, we received a letter from BHP Billiton in respect of the Restructuring, which letter was filed by us on Form 6-K on August 21, 2003.

     On August 30, 2003, we announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of AES Drax, we entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on August 30, 2003 to participate in the Restructuring. Details of the offer were filed by us on Form 6-K on September 2, 2003. AES Drax expects to finalize the detailed terms of the Restructuring in order to complete the Restructuring by the end of this year.

     For a discussion of significant events in 2002 and recent developments since the beginning of 2003, we refer you to "Item 4. Information on the Company--Significant Developments During 2002 and Recent Developments" in our 2002 Annual Report and to our other SEC filings since such Report was filed, each of which we incorporate by reference herein.

GENERAL

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in "Item 3. Key Information--Risk Factors" in our 2002 Annual Report.

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the Central Electricity Generating Board. As we have moved back into baseload operation through the first half of 2003, both the plant availability and forced outage rates have improved. For the three months ended June 30, 2003, the Drax Power Station's weighted average (based on capacity) equivalent availability factor was 83.43% and its forced outage rate was 4.79%, compared to 83.30% and 10.29%, respectively, for the three months ended June 30, 2002.

RESULTS OF OPERATIONS

     AES Drax's results of operations depend on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     The Hedging Contract historically accounted for a significant portion of the revenues generated by AES Drax, including during the six months ended June 30, 2002. As a result of the termination of the Hedging Contract on November 18, 2002, the Drax Power Station began operating as a fully merchant plant as of November 19, 2002.

SELECTED CONSOLIDATED PROFIT AND LOSS DATA IN ACCORDANCE WITH UK GAAP:



                                              THREE MONTHS ENDED  THREE MONTHS ENDED    SIX MONTHS ENDED      SIX MONTHS ENDED
                                                 JUNE 30, 2003       JUNE 30, 2002        JUNE 30, 2003         JUNE 30, 2002
                                              ------------------  ------------------    -----------------     ----------------
                                                         (IN(POUND)'000'S)                        (IN(POUND)'000'S)
Revenues.......................................        92,960             129,035              229,347              274,879
Cost of Sales..................................       (65,741)            (48,972)            (142,962)            (110,437)
Gross Profit...................................        27,219              80,063               86,385              164,442
Administrative expenses........................       (46,012)            (44,683)             (86,706)             (89,322)
Operating (loss) / profit......................       (18,793)             35,380                 (321)              75,120
Interest receivable and similar income.........         7,299               6,833               11,464               12,774
Interest payable and similar charges...........       (44,665)            (44,319)             (90,778)             (88,403)
Loss on ordinary activities before taxation....       (56,159)             (2,106)             (79,635)                (509)
Loss on ordinary activities after taxation.....       (57,464)             (5,383)             (82,102)              (9,781)

OPERATING RESULTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2003 AND
2002

     Revenues for the quarter ended June 30, 2003 totalled (pound)93.0 million, compared to (pound)129.0 million for the same period in 2002, a decrease of 27.9%, and revenues for the first six months of 2003 totalled (pound)229.3 million, compared to (pound)274.9 million for the same period in 2002, representing a 16.6% decrease.

     The decreases in revenues for 2003, compared to the same periods in 2002, are due principally to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which was terminated on November 18, 2002, and an overall decline in capture price from an average of (pound)30.42/MWh during the second quarter of 2002 to (pound)16.19/MWh during the second quarter of 2003. Sales volumes in the second quarter of 2003 totalled 5,740.4 GWh, compared to 4,241.6 GWh for the same period in 2002. The increase in volume was due to the increase in our sales, which have had to compensate for the loss of the Hedging Contract and therefore the price achievable, as the plant now operates on a fully merchant basis in the UK market and is no longer restricted to generation levels per the Hedging Contract.

     The following graph shows the trend in Annual Baseload Contracts for the period ended August 22, 2003 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around (pound)18.45/MWh in December 2001 to (pound)16.92/MWh by December 31, 2002. The graph also reflects the trend in baseload prices through August 2003, which shows a recovery from the previous low prices experienced in 2002.

[GRAPHIC OMITTED]

                             ANNUAL BASELOAD PRICES

21

20

19

18

17

16

15

02/01/02   02/02/02  02/03/02   02/04/02   02/05/02  02/06/02   02/07/02
02/08/02   02/09/02  02/10/02   02/11/02   02/12/02  02/01/03   02/02/03
02/03/03   02/04/03  02/05/03   02/06/03   02/07/03  02/08/03

     During the first quarter of 2003, prices increased sharply through January when we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of TXU Europe and certain other companies in the TXU group and the issues faced by British Energy at that time. Generally, the forward curve continued to rise throughout the year as capacity margins tightened.

     Cost of sales for the quarter ended June 30, 2003, which are primarily fuel costs, were (pound)65.7 million, compared to (pound)49.0 million for the quarter ended June 30, 2002. Cost of sales for the six month period ended June 30, 2003 also shows an increase to (pound)143.0 million compared to (pound)110.4 million for the same period in 2002. The increase in fuel burnt for the second quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 4,435.8 GWh during the second quarter of 2002 to 5,995.5 GWh during the second quarter of 2003, as the plant has operated on a fully merchant basis and has increased the volume of sales in the second quarter of 2003. The impact of this increase is also reflected in AES Drax's load factor, which has increased to 69.6% for the quarter ended June 30, 2003, compared to 51.3% for the same period in 2002.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers.

     Gross profit (revenues less cost of goods sold) was (pound)27.2 million for the quarter ended June 30, 2003, compared to (pound)80.1 million for the same period in 2002, and totalled (pound)86.4 million for the six months ended June 30, 2003, compared to (pound)164.4 million for the same period in 2002. This gives a gross margin of approximately 29.3% for the second quarter of 2003, compared to 62.0% for the same period in 2002, and a gross margin of 37.7% for the six months to June 30, 2003, compared to 59.8% for the same period in 2002. The downturn in the gross margin during the second quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the Hedging Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

     o Our average selling price (total revenues divided by total volume of electricity sold) decreased by 46.8% for the second quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which we are now exposed.

     o Our fuel costs increased by 34.2% in the second quarter of 2003 compared to the same period in 2002, which reflects the increased generation levels, as mentioned above.

Administrative expenses for the quarter ended June 30, 2003 were (pound)46.0 million, compared to (pound)44.7 million for the same period in 2002. Administrative expenses for the six months to June 30, 2003 were (pound)86.7 million, compared to (pound)89.3 million for the same period in 2002. These expenses consist primarily of fixed operations, maintenance and other variable costs. The expenditure was broadly in line with our expectations and with last year's results. There was a decreased level of expenditure in the first quarter of 2003 but the second quarter of 2003 saw an increase in expenditure due to the net effects of the following:

     o The decrease in our insurance premiums following renewal in November 2002, when our premiums decreased from approximately (pound)10.9 million per annum to (pound)6.0 million per annum. This decrease in the premiums payable during the second quarter of 2003 was due in part to the fact that the insurance cover that we have entered into on renewal for the year to November 26, 2003 is for material damage only, with a (pound)5 million each and every event deductible and $1 billion ((pound)600 million) maximum loss cover, and does not include business interruption insurance. This reduced our insurance expense for the quarter ended June 30, 2003 by approximately (pound)1.0 million compared to the same period in 2002.

          Our insurance premiums had significantly increased in 2002 due to:

               o The impact of September 11th on the insurance market as a whole.

               o    The withdrawal of certain insurers from the power sector.

               o Insufficient capacity available in the insurance market at the time of renewal in November 2001.

               o AES Drax's claims history during the first year of such policy.

     o The increased level of professional and legal fees incurred in the second quarter of 2003 associated with ongoing discussions with our senior creditors. Such fees added approximately (pound)7.7 million of costs for the quarter ended June 30, 2003 compared to the same period in 2002.

     o The increase in total salary payments by approximately (pound)1.0 million for the second quarter of 2003 compared to the second quarter of 2002, mainly due to pay increases year on year and changes in staffing levels between years.

     o The effects of foreign exchange rate movements on foreign currency balances, mainly intercompany balances denominated in dollars, which have increased significantly from June 2002 to June 2003. The results for the quarter ended June 30, 2003 include a foreign exchange gain of(pound)2.8 million, whereas those for the quarter ended June 30, 2002 include a foreign exchange gain of(pound)0.4 million. Foreign exchange gains for the quarter ended June 30, 2003 are principally attributable to the dollar depreciating relative to the pound sterling to a greater extent during the second quarter of 2003 as compared to the second quarter of 2002. In 2003, the pound to dollar exchange rate increased from(pound)1: $1.5749 in March to(pound)1: $1.6503 in June, reflecting a $0.08 increase, whereas in 2002, the pound to dollar exchange rate increased from(pound)1: $1.4262 in March to(pound)1:
          $1.5328 in June, reflecting a $0.11 increase.

     o The timing and extent of outage work performed. The outage work for 2002 was mostly incurred during the third quarter due to the deferral of a major outage into 2003, thus the outage work for 2003 has been more substantial and costs, therefore, have already been incurred in the second quarter totalling approximately (pound)5.2 million.

     o No amortisation of goodwill has been charged in 2003 following the impairment of fixed assets at the year-end 2002. Such charges for the second quarter of 2002 totalled (pound)8.7 million, compared to (pound)nil for the same period in 2003, thus reducing administrative costs by (pound)8.7 million.

     o Other reductions and savings in administrative expenses generated a further reduction of (pound)0.4 million for the second quarter of 2003 as compared to the same period in 2002.

     Operating loss from continuing operations was (pound)18.8 million for the quarter ended June 30, 2003, compared to an operating profit of (pound)35.4 million for the same period in 2002. For the six months ended June 30, 2003, the operating loss was (pound)0.3 million, compared to an operating profit of (pound)75.1 million for the same period in 2002.

     Interest payable and similar charges were (pound)44.7 million for the second quarter of 2003, compared to (pound)44.3 million for the same period in 2002. Interest payable for the six months period to June 30, 2003 totalled (pound)90.8 million, compared to (pound)88.4 million for the same period in 2002. The interest expense comprises two major components:

     (i) Fixed coupons on the (pound)1,725 million Eurobonds due 2015 which provide for semi-annual coupon payments at a rate of 8.86% per annum and are used by InPower Limited to make payments under the Bank Facility. As of June 30, 2003, the aggregate principal amount outstanding under the Bank Facility was (pound)842.6 million. No capital repayments have been made since June 30, 2002.

     (ii) The senior bonds, which have an aggregate principal amount outstanding (sterling equivalent) of approximately (pound)400 million at June 30, 2003, of which half accrues interest at 10.41% and the other half at 9.07%.

     The additional interest expense charged reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the Required Balance under the Bank Facility. The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have continued to decline to 3.995% as at December 31, 2002, which applied for the period January 1, 2003 to June 30, 2003. Subsequently the interest rates have been reset for the next six month period ended December 31, 2003 and have declined further to 3.566% as at June 30, 2003.

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

     Interest receivable and other income was (pound)7.3 million for the second quarter of 2003, compared to (pound)6.8 million for the same period in 2002, representing an increase of approximately 6.8% over the same period in 2002. For the six months to June 30, 2003, interest receivable was (pound)11.5 million, compared to (pound)12.8 million for the same period in 2002, representing a decrease of 10.3%. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap.

     Due to the decreased gross margin during the quarter ended June 30, 2003, we incurred a loss on ordinary activities before taxation of (pound)56.2 million, compared to (pound)2.1 million for the same period in 2002, and a loss before taxation of (pound)79.6 million for the six months ended June 30, 2003, compared to (pound)0.5 million for the same period in 2002 . We incurred corporation tax on this of (pound)1.3 million for the three months to June 30, 2003, compared to (pound)3.3 million for the same period in 2002, and (pound)2.5 million for the six months to June 30, 2003, compared to (pound)9.3 million for the same period in 2002. This equates to an effective tax rate of 2.3% for the three months to June 30, 2003, compared to 155.6% for the same period in 2002, and an effective tax rate of 3.1% for the six months to June 30, 2003, compared to 1,821.6% for the same period in 2002, even though UK corporation tax rate is currently 30%. The reason for the difference in tax rates is primarily due to the greater trading loss generated in the six months ended June 30, 2003, compared to the smaller losses made in the same period in 2002, and the change in the deferred tax provision for the six months to June 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Europe Group plc ("TXU Group") on
November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October 2002 and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax's claim for capacity damages, will now be subject to the administration process relating to TXU Europe and TXU Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with National Grid Company plc to supply power for the first five days post-termination. AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal Mining Limited, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts is dependent on the availability of additional credit support. Under the terms of the Standstill Arrangements, AES Drax has utilized (pound)30 million of funds under the group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the bonds ("the GROUP ACCOUNT AGREEMENT") to create a new account called the "COLLATERAL FINANCING ACCOUNT". This account has been used to provide the cash collateral required by one of the Senior Lenders, National Westminster Bank, to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     The issuance of such letters of credit by National Westminster Bank is made pursuant to a (pound)30 million letter of credit facility, dated December 12, 2002. AES Drax Power Limited has sought a (pound)10 million increase to this letter of credit facility (as set out in a Form 6-K filed on August 14, 2003) for the purpose of providing credit support as set out above or for any other purpose approved by the Senior Creditor Committees. The letter of credit facility is 100% cash collateralized from funds from the Collateral Financing Account and the use of such funds for such cash collateral remains subject to the prior approval of the Senior Creditor Committees.

     At present, we have entered into firm sales for approximately 55% of our available capacity for the period from April 15, 2003 to September 30, 2003. We are hoping to achieve a load factor of approximately 60% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. We expect our firm sales for Summer 2003 to provide an average capture price of approximately (pound)16 per MWh.

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

o COLLATERAL FINANCING ACCOUNT - this account contained the (pound)30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately (pound)27.9 million as at July 31, 2003 has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to our trading counterparties for credit support.

     In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of (pound)25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At July 31, 2003 approximately (pound)31.4 million has been transferred into the Collateral Financing Account. The balance on the Collateral Financing Account as at July 31, 2003 was approximately (pound)34.0 million.

o CASH COVER ACCOUNT - this account holds the funds which provide cash collateral for the issuance of letters of credit by the National Westminster Bank.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or are held for the purposes of debt service. As at July 31, 2003 the balances on the following accounts were:

o        SENIOR DEBT SERVICE RESERVE ACCOUNT        (pound)45.9 million

o        INSURANCE RESERVE ACCOUNT                  (pound)0.02 million

o        PROCEEDS ACCOUNT                           (pound)9.5 million

     On August 20, 2003, AES Drax received a significant corporation tax rebate for previous overpayments for the tax years ended December 31, 1999, 2000 and 2001. This has increased the cash balance by approximately (pound)14.0 million.

     AES Drax expects to incur approximately (pound)6.8 million in capital expenditures in the year 2003. Future capital commitments are expected to be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax anticipates that it will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Neither we, nor any of our subsidiaries, other than AES Drax Power Limited, have any operations or any management or employees.

     DIRECTORS

     As a result of the withdrawal by The AES Corporation from the Restructuring process, the following directors, appointed by The AES Corporation, resigned from AES Drax Holdings Limited and AES Drax Power Limited on August 5, 2003 and from AES Drax Limited, AES Drax Electric Limited and AES Drax Acquistion Limited on August 8, 2003: Garry Levesley, John Turner, Neil Hopkins and Naveed Ismail. Before their resignations, Gordon Horsfield and Gerald Wingrove were appointed as directors to the above companies on the same dates.

     GORDON HORSFIELD retired from PricewaterhouseCoopers (UK firm) in January 2003 after thirty-four years with the firm. During his career at the firm he held a number of senior positions. He was appointed Director of Operations following the merger of the two predecessor firms and later he led the firm's UK team dealing with the sale of its management consulting business to IBM. Prior to the merger in 1998 he had been Head of the Corporate Finance and Recovery division of Price Waterhouse in the UK.

     GERALD WINGROVE joined London Electricity in 1998 as Group Finance Director with responsibility for finance, corporate development and regulation. At the beginning of 2001, in addition to his existing group finance roles, he took over responsibility on London Electricity's board for the retail and trading businesses and in 2002, became an EDF-nominated director of the Swedish utility company, Graninge AB. Mr Wingrove left London Electricity in December 2002. Before joining London Electricity, he worked for Enron Corp for eight years in London and Houston, Texas, USA.

                                                                                     DIRECTOR
                   NAME                 AGE               POSITION                     SINCE
     -----------------------------      ---    ---------------------------         -------------
     Gordon Horsfield                    56    Chairman                            July 30, 2003
     Gerald Wingrove                     48    Finance Director                    July 30, 2003
     Lord Taylor of Blackburn            73    Non-Executive Director              May 18, 2001
     Angela Padbury                      26    Company Secretary                        N/A

     SENIOR MANAGEMENT

     Following The AES Corporation's withdrawal from the Restructuring process on August 5, 2003, changes to the senior management at AES Drax Power Limited were as follows: Garry Levesley resigned as Plant Manager and Cassim Mangerah stepped down as Head of Commodity Risk Management.

ITEM 3.  MARKET RISKS

     AES Drax is exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We have utilized financial instrument contracts to hedge against such fluctuations. We utilize financial and commodity derivatives solely for the purpose of hedging exposures to market risk. We do not enter into derivative instruments for speculative purposes.

     We previously disclosed the mark-to-market ("MTM") value of certain derivative transactions used to hedge against interest rate and currency exposure in a 6-K filing dated April 11, 2003. The fair value of the MTM position on the foreign exchange swaps has moved adversely from a favourable position at March 31, 2003 of approximately (pound)8 million to an adverse position of approximately (pound)(12) million at July 31, 2003, the latest valuation date. However, the fair value of the MTM position on the interest rate swaps has moved favourably, from an adverse position of approximately (pound)(88) million at March 31, 2003 to an adverse position of approximately (pound)(73) million at July 31, 2003.

     The fair value of the currency swaps and interest rate swaps disclosed above are unaudited and have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded. Valuations based upon other models or assumptions may yield different results.



ITEM 4.  CONTROLS AND PROCEDURES

     In order to ensure that the information we must disclose in our filings with the SEC is recorded, processed, summarized, and reported on a timely basis, our management, including our Chairman and Finance Director, have reviewed and evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined in the 1934 Act Rules 13a-15(e) and 15d-15(e)), as of June 30, 2003. Based on such evaluation, our Chairman and Finance Director have concluded that, as of June 30, 2003, our disclosure controls and procedures were effective in timely alerting them to material information relating to us (and our consolidated subsidiaries) required to be included in our periodic SEC filings. There has been no change in our internal control over financial reporting during the quarter ended June 30, 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                     PART II

                                OTHER INFORMATION

ITEM 1.  LEGAL AND REGULATORY DEVELOPMENTS

     AES Drax Holdings Limited is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is not expected to have a material adverse effect on the financial position or profitability of AES Drax Holdings Limited or the other AES Drax companies.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

     None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

     In accordance with the Standstill Arrangements, certain defaults and events of default on the bonds were permanently waived and certain defaults and events of default were temporarily waived. The standstill period under the Fourth Standstill Agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms. A conformed copy of the Fourth Standstill Agreement was furnished to the SEC on a Form 6-K, dated August 22, 2003.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


     None.

ITEM 5.  OTHER INFORMATION


     None.

ITEM 6.  EXHIBITS


     None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.



                                           AES DRAX HOLDINGS LIMITED



Date:  September 11, 2003                       By:  /s/ Gordon Horsfield
                                                     --------------------------
                                                     Gordon Horsfield
                                                     Director


Date:  September 11, 2003                       By:  /s/ Gerald Wingrove
                                                     --------------------------
                                                     Gerald Wingrove
                                                     Director

                                    APPENDIX

AES DRAX HOLDINGS LIMITED




FINANCIAL STATEMENTS
30 JUNE 2003

AES DRAX HOLDINGS LIMITED



CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

                                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                  30 JUNE         30 JUNE       30 JUNE       30 JUNE
                                                                     2003            2002          2003          2002
                                                                 (POUND)'000     (POUND)'000  (POUND)'000    (POUND)'000

TURNOVER - CONTINUING OPERATIONS                                     92,960       129,035        229,347        274,879

Cost of sales                                                       (65,741)      (48,972)      (142,962)      (110,437)
                                                                    --------      --------      ---------     ---------

GROSS PROFIT                                                         27,219        80,063         86,385        164,442

Administrative expenses                                             (46,012)      (44,683)       (86,706)       (89,322)
                                                                    --------      --------      ---------     ---------

OPERATING (LOSS) / PROFIT - CONTINUING OPERATIONS                   (18,793)       35,380           (321)        75,120

Interest receivable and other income                                  7,299         6,833         11,464         12,774

Interest payable and similar charges                                (44,665)      (44,319)        (90,778)      (88,403)
                                                                    --------      --------      ---------     ---------

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                         (56,159)       (2,106)       (79,635)          (509)

Tax on loss on ordinary activities                                   (1,305)       (3,277)        (2,467)        (9,272)
                                                                    --------      --------      ---------     ---------

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION TRANSFERRED              (57,464)       (5,383)       (82,102)        (9,781)
  FROM RESERVES                                                     ========      ========      =========     ==========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX HOLDINGS LIMITED



CONSOLIDATED BALANCE SHEET
30 June 2003

                                                                                                       AS RESTATED
                                                                                            30 JUNE    31 DECEMBER
                                                                                               2003           2002
                                                                         NOTE           (POUND)'000    (POUND)'000
FIXED ASSETS
Tangible assets                                                                           1,072,619      1,083,118
                                                                                        -----------     ----------

CURRENT ASSETS
Stocks                                                                                       30,764         31,327
Debtors                                                                                     435,331        514,391
Cash at bank and in hand                                                                     67,929         85,020
                                                                                        -----------     ----------

                                                                                            534,024        630,738

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                             3                (42,129)       (70,101)
                                                                                        -----------     ----------

NET CURRENT ASSETS                                                                          491,895        560,637
                                                                                        -----------     ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                     1,564,514      1,643,755

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                  (2,125,110)    (2,125,368)

PROVISIONS FOR LIABILITIES AND CHARGES                                                      (19,997)       (16,878)
                                                                                        -----------     ----------

NET LIABILITIES                                                                            (580,593)      (498,491)
                                                                                        ===========     ==========
CAPITAL AND RESERVES
Called up share capital                                                                      20,051         20,051
Capital reserve                                                            3                 52,250         52,250
Profit and loss account                                                                    (652,894)      (570,792)
                                                                                        -----------     ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                                           (580,593)      (498,491)
                                                                                        ===========     ==========

AES DRAX HOLDINGS LIMITED



CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

                                                                                                       AS RESTATED
                                                                                       SIX MONTHS       SIX MONTHS
                                                                                            ENDED            ENDED
                                                                                          30 JUNE          30 JUNE
                                                                                             2003             2002
                                                                          NOTE        (POUND)'000      (POUND)'000

NET CASH INFLOW FROM OPERATING ACTIVITIES                                  3               75,243          146,555

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                          3                2,317            2,213
Interest paid                                                                             (89,133)         (61,854)
                                                                                        ---------         --------

NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                     (86,816)         (59,641)
                                                                                        ---------         --------

TAXATION                                                                                      102               (1)

CAPITAL EXPENDITURE
Payments to acquire tangible fixed assets                                                  (5,620)          (2,816)
                                                                                        ---------         --------

CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES                                      (17,091)          84,097

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in restricted cash deposits                                            44,790             (184)
                                                                                        ---------         --------

INCREASE IN CASH IN THE PERIOD                                                             27,699           83,913
                                                                                        =========          =======

AES DRAX HOLDINGS LIMITED



NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of AES Drax Holdings Limited and its subsidiaries (the "COMPANY"). Intercompany transactions and balances have been eliminated.

       In the opinion of the Company's directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

       Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Group and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

       In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

       Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

       AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. The purpose of the Standstill Arrangements is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax had reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

       Under the Standstill Arrangements, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

       Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

AES DRAX HOLDINGS LIMITED



NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION (CONTINUED)

       The directors of the Company believe that the Standstill Arrangements will facilitate an agreed restructuring of AES Drax. On this basis, the directors of the Company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.


2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

       This note is provided in addition to the previous financial information for US users of the financial statements.

       The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

       DEFERRED TAXATION

       Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

       Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

       PENSIONS

       The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

       INTEREST

       Under UK GAAP, interest is charged on the (pound)1.725 billion Guaranteed Secured Bonds. Under US GAAP, (pound)425 million of the (pound)1.725 billion Guaranteed Secured bond is treated as an equity contribution. Therefore, interest under US GAAP is charged on the net (pound)1.300 billion.

       The (pound)1.300 billion represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1.725 billion Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing June 30, 2000. Principal repayments of (pound)25.0 million, (pound)370.0 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on June 30, 2000, August 2, 2000, December 31, 2000, June 30, 2001, December 31, 2001 and June 30, 2002,
       respectively.

       GOODWILL

       Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets.

       Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

AES DRAX HOLDINGS LIMITED



NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

       DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

       In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.


                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           30 JUNE           30 JUNE          30 JUNE         30 JUNE
                                                              2003              2002             2003            2002
                                                       (POUND)'000       (POUND)'000      (POUND)'000     (POUND)'000

      Net loss under UK GAAP                               (57,464)           (5,383)         (82,102)         (9,781)
      US GAAP adjustments:
           Goodwill                                              -             8,469                -          16,938
           Additional depreciation                          (4,838)           (4,838)          (9,675)         (9,675)
           Deferred tax                                      4,954             4,994           10,047          18,631
           Additional depreciation due to                   (5,081)           (5,081)         (10,163)        (10,163)
             deferred tax
           Interest                                         13,794            10,995           27,588          22,636
           Derivative gain / (loss)                           (666)           (8,625)           6,062           1,588
                                                          ---------          --------        ---------       ---------
      Net (loss) / income under US GAAP                    (49,301)              531          (58,243)         30,174
                                                          =========          ========        =========       =========




                                                                                                           AS RESTATED
                                                                                              30 JUNE      31 DECEMBER
                                                                                                 2003             2002
                                                                                          (POUND)'000      (POUND)'000

       Shareholders' deficit under UK GAAP                                                   (580,593)       (498,491)
       US GAAP adjustments:
           Cumulative effect of previous adjustments                                        1,136,432         497,579
           Goodwill                                                                                 -          33,876
           Additional depreciation                                                             (9,675)        (19,350)
           Deferred tax                                                                        10,047          22,952
           Additional depreciation due to deferred tax                                        (10,163)        (20,326)
           Interest                                                                            27,588          48,370
           Derivatives                                                                        (17,899)         (5,669)
           Impairment of fixed assets                                                               -         579,000
                                                                                            ----------       ---------
       Shareholders' equity under US GAAP                                                     555,737         637,941
                                                                                            ==========       =========


3.     PRIOR PERIOD ADJUSTMENTS

       The restatement of the cashflow for the six months ended June 30, 2002 relates to a reclassification of amounts generated under a finance hedging swap of (pound)10.4 million from interest received to net cash inflow from operating activities.

       The restatement of the balance sheet as at December 31, 2002 relates to the reclassification of an amount previously included within intercompany creditors of (pound)52.25 million. This has been released into a Capital Reserve, since The AES Corporation has confirmed that it has no claim for repayment against the Company for such an amount. This restatement has no effect on the consolidated loss of the Company in either the current or prior periods. This restatement increases the net assets of the Company by (pound)52.25 million. This restatement reflects the true nature of the transaction that occurred during 2002.

AES DRAX POWER LIMITED






FINANCIAL STATEMENTS
30 JUNE 2003

AES DRAX POWER LIMITED



PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

                                                                  THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                    30 JUNE       30 JUNE        30 JUNE       30 JUNE
                                                                       2003          2002           2003          2002
                                                                (POUND)'000   (POUND)'000    (POUND)'000   (POUND)'000

TURNOVER - CONTINUING OPERATIONS                                     92,960       129,035        229,347       274,879

Cost of sales                                                       (65,741)      (48,972)      (142,962)     (110,437)
                                                                    -------       -------       --------      --------

GROSS PROFIT                                                         27,219        80,063         86,385       164,442

Administrative expenses                                             (43,365)      (35,082)       (82,963)      (70,110)
                                                                    -------       -------       --------      --------

OPERATING (LOSS) / PROFIT - CONTINUING OPERATIONS                   (16,146)       44,981          3,422        94,332

Interest receivable and other income                                  7,302         6,833         11,465        12,849

Interest payable and similar charges                                   (941)         (224)        (1,783)       (1,632)
                                                                    -------       -------       --------      --------

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION               (9,785)       51,590         13,104       105,549

Tax on (loss) / profit on ordinary activities                           957       (17,703)        (8,005)      (35,986)
                                                                    -------       -------       --------      --------

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL PERIOD
  TRANSFERRED (FROM) / TO RESERVES                                   (8,828)       33,887          5,099        69,563
                                                                    =======       =======       ========      ========



STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX POWER LIMITED



BALANCE SHEET
30 June 2003

                                                                                                       AS RESTATED
                                                                                            30 JUNE    31 DECEMBER
                                                                                               2003           2002
                                                                          NOTE          (POUND)'000    (POUND)'000
FIXED ASSETS
Tangible assets                                                                           1,072,619      1,083,118
                                                                                         ----------     ----------

CURRENT ASSETS
Stocks                                                                                       30,764         31,327
Debtors                                                                                     200,703        157,687
Cash at bank and in hand                                                                     67,831         84,916
                                                                                         ----------     ----------

                                                                                            299,298        273,930

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                              3               (57,346)       (50,437)
                                                                                         ----------     ----------

NET CURRENT ASSETS                                                                          241,952        223,493
                                                                                         ----------     ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                     1,314,571      1,306,611

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                     (78,290)       (78,548)

PROVISIONS FOR LIABILITIES AND CHARGES                                                      (19,997)       (16,878)
                                                                                         ----------     ----------

NET ASSETS                                                                                1,216,284      1,211,185
                                                                                         ==========     ==========
CAPITAL AND RESERVES
Called up share capital                                                                       1,000          1,000
Share premium                                                                             1,204,542      1,204,542
Capital reserve                                                             3                52,250         52,250
Profit and loss account                                                                     (41,508)       (46,607)
                                                                                         ----------     ----------

TOTAL EQUITY SHAREHOLDERS' FUNDS                                                          1,216,284      1,211,185
                                                                                         ==========     ==========

AES DRAX POWER LIMITED



CASH FLOW STATEMENT
Six months ended 30 June 2003

                                                                                                       AS RESTATED
                                                                                       SIX MONTHS       SIX MONTHS
                                                                                            ENDED            ENDED
                                                                                          30 JUNE          30 JUNE
                                                                                             2003             2002
                                                                          NOTE        (POUND)'000      (POUND)'000

NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                        3             (13,735)           61,748

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                          3               2,318             2,289
Interest paid                                                                               (150)           (1,632)
                                                                                         --------          -------

NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                       2,168               657
                                                                                         --------          -------

TAXATION                                                                                     102                 -

CAPITAL EXPENDITURE
Payments to acquire tangible fixed assets                                                 (5,620)           (2,816)
                                                                                         --------          -------

CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES                                     (17,085)           59,589

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in restricted cash deposits                                           44,790              (184)
                                                                                         --------          -------

INCREASE IN CASH IN THE PERIOD                                                            27,705            59,405
                                                                                         ========          =======

AES DRAX POWER LIMITED



NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION

       In the opinion of the directors of AES Drax Power Limited (the "COMPANY"), all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

       Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Group and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

       In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

       Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

       AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. The purpose of the Standstill Arrangements is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax had reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

       Under the Standstill Arrangements, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

       Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

AES DRAX POWER LIMITED



NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION (CONTINUED)

       The directors of the Company believe that the Standstill Arrangements will facilitate an agreed restructuring of AES Drax. On this basis, the directors of the Company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.


2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

       This note is provided in addition to the previous financial information for US users of the financial statements.

       The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

       DEFERRED TAXATION

       Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

       Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

       PENSIONS

       The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

       PUSH DOWN OF ACQUISITION DEBT

       Under US GAAP the (pound)1.300 billion senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

       Repayment of the bank facility is secured by a security interest in the (pound)1.725 billion Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen-year period commencing June 30, 2000. Principal repayments of (pound)25.0 million, (pound)370.0 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on June 30, 2000, August 2, 2000, December 31, 2000, June 30, 2001, December 31, 2001 and June 30, 2002,
       respectively.

       DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

       In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

AES DRAX POWER LIMITED



NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

     PUSH DOWN OF ACQUISITION ADJUSTMENTS

     Under US GAAP certain adjustments made in the holding company to record the acquisition of AES Drax Power Limited would be pushed down to the company. These include:

          (1) Adjustment to the carrying value of the plant to reflect the purchase price for the asset

          (2) Record a deferred tax liability for the difference between the purchase price of the plant and its tax basis

                                                             THREE MONTHS ENDED                SIX MONTHS ENDED
                                                          30 JUNE           30 JUNE         30 JUNE         30 JUNE
                                                             2003              2002            2003            2002
                                                      (POUND)'000       (POUND)'000     (POUND)'000     (POUND)'000

     Net (loss)/income under UK GAAP                       (8,828)           33,887           5,099          69,563
     US GAAP adjustments:
          Additional depreciation                          (4,838)           (4,838)         (9,675)         (9,675)
          Deferred tax                                      4,954             4,994          10,047          18,631
          Additional depreciation due to
            deferred tax                                   (5,081)           (5,081)        (10,163)        (10,163)
          Push down interest                              (14,473)          (18,699)        (30,066)        (31,955)
          Derivative gain/(loss)                            1,208            (7,304)          5,767             173
                                                        ----------         ---------       ---------       --------
     Net (loss)/income under US GAAP                      (27,058)            2,959         (28,991)         36,574
                                                        ==========         =========       =========       ========


                                                                                                        AS RESTATED
                                                                                                        31 DECEMBER
                                                                                            30 JUNE            2002
                                                                                               2003     (POUND)'000
                                                                                        (POUND)'000

     Shareholders' equity under UK GAAP                                                   1,216,284       1,211,185
     US GAAP adjustments:
         Cumulative effect of previous adjustments                                         (279,071)       (299,832)
         Additional depreciation                                                             (9,675)        (19,350)
         Deferred tax                                                                        10,047          22,952
         Additional depreciation due to deferred tax                                        (10,163)        (20,326)
         Push down loan adjustment                                                                -          28,055
         Derivatives                                                                        (10,209)        (20,042)
         Impairment of fixed assets                                                               -          29,472
                                                                                         -----------      ----------
     Shareholders' equity under US GAAP                                                     917,213         932,114
                                                                                         ===========      ==========


3.   PRIOR PERIOD ADJUSTMENTS

     The restatement of the cashflow for the six months ended June 30, 2002 relates to a reclassification of amounts generated under a finance hedging swap of (pound)10.4 million from interest received to net cash inflow from operating activities.

     The restatement of the balance sheet as at December 31, 2002 relates to the reclassification of an amount previously included within intercompany creditors of (pound)52.25 million. This has been released into a Capital Reserve, since The AES Corporation has confirmed that it has no claim for repayment against the Company for such an amount. This restatement has no effect on the consolidated profit of the Company in either the current or prior periods. This restatement increases the net assets of the Company by (pound)52.25 million. This restatement reflects the true nature of the transaction that occurred during 2002.

AES DRAX LIMITED





FINANCIAL STATEMENTS
30 JUNE 2003

AES DRAX LIMITED



CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003


                                                                     THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                    30 JUNE       30 JUNE         30 JUNE       30 JUNE
                                                                       2003          2002            2003          2002
                                                                (POUND)'000   (POUND)'000     (POUND)'000   (POUND)'000
TURNOVER - CONTINUING OPERATIONS                                     92,960       129,035         229,347       274,879

Cost of sales                                                       (65,741)      (48,972)       (142,962)     (110,437)
                                                                   ---------     ---------      ----------     ---------

GROSS PROFIT                                                         27,219        80,063          86,385       164,442

Administrative expenses                                             (43,365)      (43,551)        (82,963)      (87,048)
                                                                   ---------     ---------      ----------     ---------

OPERATING (LOSS)/INCOME - CONTINUING OPERATIONS                     (16,146)       36,512           3,422        77,394

Interest receivable and other income                                  7,303         6,833          11,466        12,849

Interest payable and similar charges                                   (941)         (224)         (1,783)       (1,632)
                                                                   ---------     ---------      ----------     ---------

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                 (9,784)       43,121          13,105        88,611

Tax on (loss)/profit on ordinary activities                             957       (17,703)         (8,005)      (35,986)
                                                                   ---------     ---------      ----------     ---------

RETAINED (LOSS)/PROFIT FOR THE FINANCIAL PERIOD
  TRANSFERRED (FROM)/TO RESERVES                                     (8,827)       25,418           5,100        52,625
                                                                   =========     =========      ==========     =========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX LIMITED



CONSOLIDATED BALANCE SHEET
30 June 2003

                                                                                                       AS RESTATED
                                                                                           30 JUNE     31 DECEMBER
                                                                                              2003            2002
                                                                          NOTE         (POUND)'000     (POUND)'000
FIXED ASSETS
Tangible assets                                                                           1,072,619      1,083,118
                                                                                         ----------     ----------

CURRENT ASSETS
Stocks                                                                                       30,764         31,327
Debtors                                                                                     200,703        157,687
Cash at bank and in hand                                                                     67,858         84,943
                                                                                         ----------     ----------
                                                                                            299,325        273,957

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                             3                (52,011)       (45,103)
                                                                                         ----------     ----------
NET CURRENT ASSETS                                                                          247,314        228,854
                                                                                         ----------     ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                     1,319,933      1,311,972

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                        (110)          (368)

PROVISIONS FOR LIABILITIES AND CHARGES                                                      (19,997)       (16,878)
                                                                                         ----------     ----------
NET ASSETS                                                                                1,299,826      1,294,726
                                                                                         ==========     ==========

CAPITAL AND RESERVES
Called up share capital                                                                           2              2
Share premium                                                                             1,893,999      1,893,999
Capital reserve                                                            3                 52,250         52,250
Profit and loss account                                                                    (646,425)      (651,525)
                                                                                         ----------     ----------
TOTAL EQUITY SHAREHOLDERS' FUNDS                                                          1,299,826      1,294,726
                                                                                         ==========     ==========

AES DRAX LIMITED



CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

                                                                                                       AS RESTATED
                                                                                       SIX MONTHS       SIX MONTHS
                                                                                            ENDED            ENDED
                                                                                          30 JUNE          30 JUNE
                                                                                             2003             2002
                                                                          NOTE        (POUND)'000      (POUND)'000

NET CASH (OUTFLOW) / INFLOW FROM OPERATING ACTIVITIES                      3              (13,735)          61,751

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                          3                2,318            2,289
Interest paid                                                                                (150)          (1,632)
                                                                                         ---------        --------

NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                        2,168              657
                                                                                         ---------        --------


TAXATION                                                                                      102               (2)

CAPITAL EXPENDITURE
Payments to acquire tangible fixed assets                                                  (5,620)          (2,816)
                                                                                         ---------        --------

CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES                                      (17,085)          59,590

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in restricted cash deposits                                            44,790             (184)
                                                                                         ---------        --------

INCREASE IN CASH IN THE PERIOD                                                             27,705           59,406
                                                                                         =========        ========

AES DRAX LIMITED


NOTES TO FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of AES Drax Limited and its subsidiaries (the "COMPANY"). Intercompany transactions and balances have been eliminated.

       In the opinion of the Company's directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

       Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Group and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

       In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

       Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

       AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. The purpose of the Standstill Arrangements is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax had reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

       Under the Standstill Arrangements, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

       Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

AES DRAX LIMITED


NOTES TO FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION (CONTINUED)

       The directors of the Company believe that the Standstill Arrangements will facilitate an agreed restructuring of AES Drax. On this basis, the directors of the Company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.


2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

       This note is provided in addition to the previous financial information for US users of the financial statements.

       The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

       DEFERRED TAXATION

       Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

       Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

       PENSIONS

       The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

       PUSH DOWN OF ACQUISITION DEBT

       Under US GAAP the (pound)1.300 billion senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

       Repayment of the bank facility is secured by a security interest in the (pound)1.725 billion Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen-year period commencing June 30, 2000. Principal repayments of (pound)25.0 million, (pound)370.0 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on June 30, 2000, August 2, 2000, December 31, 2000, June 30, 2001, December 31, 2001 and June 30, 2002,
       respectively.

       DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

       In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

       GOODWILL

       Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets.

AES DRAX LIMITED


NOTES TO FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

                                                               THREE MONTHS ENDED                SIX MONTHS ENDED
                                                           30 JUNE           30 JUNE          30 JUNE         30 JUNE
                                                              2003              2002             2003            2002
                                                       (POUND)'000       (POUND)'000      (POUND)'000     (POUND)'000
      Net (loss)/income under UK GAAP                       (8,827)           25,418            5,100          52,625
      US GAAP adjustments:
           Goodwill                                              -             8,469                -          16,938
           Additional depreciation                          (4,838)           (4,838)          (9,675)         (9,675)
           Deferred tax                                      4,954             4,994           10,047          18,631
           Additional depreciation due to
             deferred tax                                   (5,081)           (5,081)         (10,163)        (10,163)
           Push down interest                              (14,473)          (18,699)         (30,066)        (31,955)
           Derivative gain/(loss)                            1,208            (7,304)           5,767             173
                                                         ---------          --------        ---------        --------
      Net (loss)/income under US GAAP                      (27,057)            2,959          (28,990)         36,574
                                                         =========          ========        =========        ========

                                                                                                          AS RESTATED
                                                                                              30 JUNE     31 DECEMBER
                                                                                                 2003            2002
                                                                                          (POUND)'000     (POUND)'000

       Shareholders' equity under UK GAAP                                                   1,299,826       1,294,726
       US GAAP adjustments:
           Cumulative effect of previous adjustments                                         (284,404)       (888,569)
           Goodwill                                                                                 -          33,876
           Additional depreciation                                                             (9,675)        (19,350)
           Deferred tax                                                                        10,047          22,952
           Additional depreciation due to deferred tax                                        (10,163)        (20,326)
           Push down loan adjustment                                                                -          28,055
           Derivatives                                                                        (10,209)        (20,042)
           Impairment of fixed assets                                                               -         579,000
                                                                                            ---------       ---------
       Shareholders' equity under US GAAP                                                     995,422       1,010,322
                                                                                            =========       =========


3.   PRIOR PERIOD ADJUSTMENTS

     The restatement of the cashflow for the six months ended June 30, 2002 relates to a reclassification of amounts generated under a finance hedging swap of (pound)10.4 million from interest received to net cash inflow from operating activities.

     The restatement of the balance sheet as at December 31, 2002 relates to the reclassification of an amount previously included within intercompany creditors of (pound)52.25 million. This has been released into a Capital Reserve, since The AES Corporation has confirmed that it has no claim for repayment against the Company for such an amount. This restatement has no effect on the consolidated profit of the Company in either the current or prior periods. This restatement increases the net assets of the Company by (pound)52.25 million. This restatement reflects the true nature of the transaction that occurred during 2002.

AES DRAX ELECTRIC LIMITED





FINANCIAL STATEMENTS
30 JUNE 2003

AES DRAX ELECTRIC LIMITED



CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

                                                                  THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                    30 JUNE       30 JUNE        30 JUNE       30 JUNE
                                                                       2003          2002           2003          2002
                                                                (POUND)'000   (POUND)'000    (POUND)'000   (POUND)'000

TURNOVER - CONTINUING OPERATIONS                                     92,960       129,035        229,347       274,879

Cost of sales                                                       (65,741)      (48,972)      (142,962)     (110,437)
                                                                   ---------     ---------      ---------     ---------

GROSS PROFIT                                                         27,219        80,063         86,385       164,442

Administrative expenses                                             (43,365)      (43,551)       (82,963)      (87,048)
                                                                   ---------     ---------      ---------     ---------

OPERATING (LOSS)/PROFIT - CONTINUING OPERATIONS                     (16,146)       36,512          3,422        77,394

Interest receivable and other income                                  7,303         6,833         11,466        12,849

Interest paid and similar charges                                      (941)         (224)        (1,783)       (1,632)
                                                                   ---------     ---------      ---------     ---------

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                 (9,784)       43,121         13,105        88,611

Tax on (loss)/profit on ordinary activities                             957       (17,703)        (8,005)      (35,986)
                                                                   ---------     ---------      ---------     ---------

RETAINED (LOSS)/PROFIT FOR THE FINANCIAL PERIOD
  TRANSFERRED (FROM)/TO RESERVES                                     (8,827)       25,418          5,100        52,625
                                                                   =========     =========      =========     =========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ELECTRIC LIMITED



CONSOLIDATED BALANCE SHEET
30 June 2003

                                                                                                       AS RESTATED
                                                                                            30 JUNE    31 DECEMBER
                                                                                               2003           2002
                                                                         NOTE           (POUND)'000    (POUND)'000
FIXED ASSETS
Tangible assets                                                                           1,072,619      1,083,118
                                                                                        -----------     ----------
CURRENT ASSETS
Stocks                                                                                       30,764         31,327
Debtors                                                                                     200,705        157,687
Cash at bank and in hand                                                                     67,858         84,943
                                                                                        -----------     ----------

                                                                                            299,327        273,957

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                             3                (52,013)       (45,103)
                                                                                        -----------     ----------

NET CURRENT ASSETS                                                                          247,314        228,854
                                                                                        -----------     ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                     1,319,933      1,311,972

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                  (1,200,111)    (1,200,369)

PROVISIONS FOR LIABILITIES AND CHARGES                                                      (19,997)       (16,878)
                                                                                        -----------     ----------

NET ASSETS                                                                                   99,825         94,725
                                                                                        ===========     ==========
CAPITAL AND RESERVES
Called up share capital                                                                     505,000        505,000
Capital reserve                                                            3                 52,250         52,250
Profit and loss account                                                                    (457,425)      (462,525)
                                                                                        -----------     ----------

TOTAL EQUITY SHAREHOLDERS' FUNDS                                                             99,825         94,725
                                                                                        ===========     ==========

AES DRAX ELECTRIC LIMITED



CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

                                                                                                       AS RESTATED
                                                                                        SIX MONTHS      SIX MONTHS
                                                                                             ENDED           ENDED
                                                                                           30 JUNE         30 JUNE
                                                                                              2003            2002
                                                                          NOTE         (POUND)'000     (POUND)'000

NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                        3              (13,735)          61,749

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                          3                2,318            2,289
Interest paid                                                                                (150)          (1,632)
                                                                                         ----------       --------

NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                        2,168              657
                                                                                         ----------       --------


TAXATION                                                                                      102                -

CAPITAL EXPENDITURE
Payments to acquire tangible fixed assets                                                  (5,620)          (2,816)
                                                                                         ----------       --------


CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES                                      (17,085)          59,590

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in restricted cash deposits                                            44,790             (184)
                                                                                         ----------       --------

INCREASE IN CASH IN THE PERIOD                                                             27,705           59,406
                                                                                         ==========       ========

AES DRAX ELECTRIC LIMITED


NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of AES Drax Electric Limited and its subsidiaries (the "COMPANY"). Intercompany transactions and balances have been eliminated.

       In the opinion of the Company's directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

       Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Group and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

       In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

       Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

       AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. The purpose of the Standstill Arrangements is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax had reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

       Under the Standstill Arrangements, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

       Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

AES DRAX ELECTRIC LIMITED


NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION (CONTINUED)

       The directors of the Company believe that the Standstill Arrangements will facilitate an agreed restructuring of AES Drax. On this basis, the directors of the Company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.


2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

       This note is provided in addition to the previous financial information for US users of the financial statements.

       The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

       DEFERRED TAXATION

       Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

       Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

       PENSIONS

       The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

       PUSH DOWN OF ACQUISITION DEBT

       Under US GAAP the (pound)1.300 billion senior secured bank facility used to finance the acquisition of AES Drax Power Limited would be pushed down to the company acquired and the related interest expense would be recorded.

       Repayment of the bank facility is secured by a security interest in the (pound)1.725 billion Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen-year period commencing June 30, 2000. Principal repayments of (pound)25.0 million, (pound)370.0 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on June 30, 2000, August 2, 2000, December 31, 2000, June 30, 2001, December 31, 2001 and June 30, 2002,
       respectively.

       DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

       In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

       GOODWILL

       Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets.

AES DRAX ELECTRIC LIMITED


NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.   SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           30 JUNE           30 JUNE          30 JUNE         30 JUNE
                                                              2003              2002             2003            2002
                                                       (POUND)'000       (POUND)'000      (POUND)'000     (POUND)'000
      Net (loss)/income under UK GAAP                       (8,827)           25,418            5,100          52,625
      US GAAP adjustments:
           Goodwill                                              -             8,469                -          16,938
           Additional depreciation                          (4,838)           (4,838)          (9,675)         (9,675)
           Deferred tax                                      4,954             4,994           10,047          18,631
           Additional depreciation due to                   (5,081)           (5,081)         (10,163)        (10,163)
             deferred tax
           Push down interest                              (14,473)          (18,699)         (30,066)        (31,955)
           Derivative gain/(loss)                            1,208            (7,304)           5,767             173
                                                          ---------        ----------        ---------       ---------
      Net (loss)/income under US GAAP                      (27,057)            2,959          (28,990)         36,574
                                                          =========        ==========        =========       =========




                                                                                                          AS RESTATED
                                                                                              30 JUNE     31 DECEMBER
                                                                                                 2003            2002
                                                                                          (POUND)'000     (POUND)'000

       Shareholders' equity under UK GAAP                                                      99,825          94,725
       US GAAP adjustments:
           Cumulative effect of previous adjustments                                          586,206         (17,959)
           Goodwill                                                                                 -          33,876
           Additional depreciation                                                             (9,675)        (19,350)
           Deferred tax                                                                        10,047          22,952
           Additional depreciation due to deferred tax                                        (10,163)        (20,326)
           Push down loan adjustment                                                                -          28,055
           Derivatives                                                                        (10,209)        (20,042)
           Impairment of fixed assets                                                               -         579,000
                                                                                             --------        --------
       Shareholders' equity under US GAAP                                                     666,031         680,931
                                                                                             ========        ========

3.   PRIOR PERIOD ADJUSTMENTS

     The restatement of the cashflow for the six months ended June 30, 2002 relates to a reclassification of amounts generated under a finance hedging swap of (pound)10.4 million from interest received to net cash inflow from operating activities.

     The restatement of the balance sheet as at December 31, 2002 relates to the reclassification of an amount previously included within intercompany creditors of (pound)52.25 million. This has been released into a Capital Reserve, since The AES Corporation has confirmed that it has no claim for repayment against the Company for such an amount. This restatement has no effect on the consolidated profit of the Company in either the current or prior periods. This restatement increases the net assets of the Company by (pound)52.25 million. This restatement reflects the true nature of the transaction that occurred during 2002.

AES DRAX ACQUISITION LIMITED





FINANCIAL STATEMENTS
30 JUNE 2003

AES DRAX ACQUISITION LIMITED



CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

                                                                     THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                    30 JUNE       30 JUNE        30 JUNE       30 JUNE
                                                                       2003          2002           2003          2002
                                                                (POUND)'000   (POUND)'000    (POUND)'000   (POUND)'000

TURNOVER - CONTINUING OPERATIONS                                     92,960       129,035        229,347       274,879

Cost of sales                                                       (65,741)      (48,972)      (142,962)     (110,437)
                                                                   --------      --------       --------      --------

GROSS PROFIT                                                         27,219        80,063         86,385       164,442

Administrative expenses                                             (46,012)      (44,683)       (86,706)      (89,322)
                                                                   --------      --------       --------      --------

OPERATING (LOSS)/PROFIT - CONTINUING OPERATIONS                     (18,793)       35,380           (321)       75,120

Interest receivable and other income                                  7,299         6,833         11,464        12,774

Interest payable and similar charges                                (44,665)      (44,319)       (90,778)      (88,403)
                                                                   --------      --------       --------      --------

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                         (56,159)       (2,106)       (79,635)         (509)

Tax on loss on ordinary activities                                   (1,305)       (3,277)        (2,467)       (9,272)
                                                                   --------      --------       --------      --------

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION FOR THE
  FINANCIAL PERIOD TRANSFERRED FROM RESERVES                        (57,464)       (5,383)       (82,102)        (9,781)
                                                                   ========      ========       ========      =========


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

AES DRAX ACQUISITION LIMITED



CONSOLIDATED BALANCE SHEET
30 June 2003

                                                                                                       AS RESTATED
                                                                                            30 JUNE    31 DECEMBER
                                                                                               2003           2002
                                                                          NOTE          (POUND)'000    (POUND)'000
FIXED ASSETS
Tangible assets                                                                           1,072,619      1,083,118

CURRENT ASSETS
Stocks                                                                                       30,764         31,327
Debtors                                                                                     860,331        939,391
Cash at bank and in hand                                                                     67,929         85,020
                                                                                          ---------     ----------
                                                                                            959,024      1,055,738

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                             3                (42,130)       (70,102)
                                                                                          ---------     ----------

NET CURRENT ASSETS                                                                          916,894        985,636
                                                                                          ---------     ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                     1,989,513      2,068,754

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                  (2,125,110)    (2,125,368)

PROVISIONS FOR LIABILITIES AND CHARGES                                                      (19,997)       (16,878)
                                                                                          ---------     ----------

NET LIABILITIES                                                                            (155,594)       (73,492)
                                                                                          =========     ==========
CAPITAL AND RESERVES
Called up share capital                                                                     445,050        445,050
Capital reserve                                                            3                 52,250         52,250
Profit and loss account                                                                    (652,894)      (570,792)
                                                                                          ---------     ----------

TOTAL EQUITY SHAREHOLDERS' FUNDS                                                           (155,594)       (73,492)
                                                                                          =========     ==========

AES DRAX ACQUISITION LIMITED



CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003


                                                                                                       AS RESTATED
                                                                                       SIX MONTHS       SIX MONTHS
                                                                                            ENDED            ENDED
                                                                                          30 JUNE          30 JUNE
                                                                                             2003             2002
                                                                          NOTE        (POUND)'000      (POUND)'000
NET CASH INFLOW FROM OPERATING ACTIVITIES                                  3               75,243          146,555

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                          3                2,317            2,213
Interest paid                                                                             (89,133)         (61,854)
                                                                                         --------         --------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                     (86,816)         (59,641)
                                                                                         --------         --------

TAXATION                                                                                      102               (1)

CAPITAL EXPENDITURE
Payments to acquire tangible fixed assets                                                  (5,620)          (2,816)
                                                                                         --------         --------

CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES                                      (17,091)          84,097

MANAGEMENT OF LIQUID RESOURCES
Decrease/(increase) in restricted cash deposits                                            44,790             (184)
                                                                                         --------         --------

INCREASE IN CASH IN THE PERIOD                                                             27,699           83,913
                                                                                         ========         =========

AES DRAX ACQUISITION LIMITED


NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION

       The consolidated financial statements include the accounts of AES Drax Acquisition Limited, its subsidiaries and controlled affiliates (the "COMPANY"). Intercompany transactions and balances have been eliminated.

       In the opinion of the Company's directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended June 30, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended June 30, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to AES Drax Holdings Limited's Annual Report on Form 20-F for the year ended December 31, 2002.

       Following the termination of the Hedging Contract with TXU and the appointment of joint administrators for TXU Group and TXU Europe on November 18 and 19, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

       In addition, certain of the forward looking debt service cover ratios at June 30, 2002, were below the threshold required to permit distributions. As a result, AES Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on August 30, 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from June 30 to December 31, 2002. Such improvements did not occur and the ratios were below 1.19:1 at December 31, 2002.

       Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

       AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002. The purpose of the Standstill Arrangements is to provide AES Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of AES Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax had reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement, agreed with the Steering Committee and the Ad Hoc Committee. This agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

       Under the Standstill Arrangements, AES Drax's bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits AES Drax to have access to at least (pound)30,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

       Failure to effect a satisfactory restructuring of AES Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the Company's lenders.

AES DRAX ACQUISITION LIMITED


NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.     BASIS OF PRESENTATION (CONTINUED)

       The directors of the Company believe that the Standstill Arrangements will facilitate an agreed restructuring of AES Drax. On this basis, the directors of the Company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the Company's lenders.



2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

       This note is provided in addition to the previous financial information for US users of the financial statements.

       The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the approximate effect on net income and shareholders' equity is shown in the following table.

       DEFERRED TAXATION

       Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, to the extent that it is probable that an asset or a liability will crystallise in the foreseeable future, in accordance with FRS 19. Under US GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with SFAS 109, Accounting for Income Taxes.

       Additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense.

       PENSIONS

       The directors do not believe the adoption of FAS 87 costs would differ materially from the pension costs under UK GAAP. Under US GAAP, FAS 87 requires the recording of an additional minimum pension obligation under certain circumstances. No such obligation is required under UK GAAP.

       INTEREST

       Under UK GAAP, interest is charged on the (pound)1.725 billion Guaranteed Secured Bonds. Under US GAAP, (pound)425 million of the (pound)1.725 billion Guaranteed Secured bond is treated as an equity contribution. Therefore, interest under US GAAP is charged on the net (pound)1.300 billion.

       The (pound)1.300 billion represents a senior secured bank facility. Repayment of the bank facility is secured by a security interest in the (pound)1.725 billion Guaranteed Secured Bonds. Enforcement of the bank facility will give the bank lenders the right to enforce the security package granted under the Guaranteed Secured Bonds. Interest on the bank facility accrues at LIBOR + 1.8%. Principal repayments are due semi-annually over a fifteen year period commencing June 30, 2000. Principal repayments of (pound)25.0 million, (pound)370.0 million, (pound)2.7 million, (pound)9.1 million, (pound)22.6 million and (pound)28.1 million were made on June 30, 2000, August 2, 2000, December 31, 2000, June 30, 2001, December 31, 2001 and June 30, 2002,
       respectively.


       GOODWILL

       Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised and amortised over twenty years. Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Under UK GAAP, the Company has recorded an impairment loss measured by reference to the value in use of the assets.

       Under US GAAP, an impairment loss on the tangible fixed assets is recorded only if the assets are not recoverable from their undiscounted cash flows. No impairment has been recognised under US GAAP.

AES DRAX ACQUISITION LIMITED


NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.     SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP (CONTINUED)

       DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

       In order to comply with US GAAP, adjustments are required to be made in relation to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This results in the creation of derivative assets and liabilities, together with corresponding gains and losses on all derivative instruments and hedges.

                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                           30 JUNE           30 JUNE          30 JUNE         30 JUNE
                                                              2003              2002             2003            2002
                                                       (POUND)'000       (POUND)'000      (POUND)'000     (POUND)'000
      Net loss under UK GAAP                               (57,464)           (5,383)         (82,102)         (9,781)
      US GAAP adjustments:
           Goodwill                                              -             8,469                -          16,938
           Additional depreciation                          (4,838)           (4,838)          (9,675)         (9,675)
           Deferred tax                                      4,954             4,994           10,047          18,631
           Additional depreciation due to                   (5,081)           (5,081)         (10,163)        (10,163)
             deferred tax
           Interest                                         13,794            10,995           27,588          22,636
           Derivative gain/(loss)                             (666)           (8,625)           6,062           1,588
                                                           -------           -------         --------         -------
      Net (loss)/income under US GAAP                      (49,301)              531          (58,243)         30,174
                                                          ========           =======         ========         =======



                                                                                                          AS RESTATED
                                                                                              30 JUNE     31 DECEMBER
                                                                                                 2003            2002
                                                                                          (POUND)'000     (POUND)'000
       Shareholders' deficit under UK GAAP                                                   (155,594)        (73,492)
       US GAAP adjustments:
           Cumulative effect of previous adjustments                                          711,432          72,579
           Goodwill                                                                                 -          33,876
           Additional depreciation                                                             (9,675)        (19,350)
           Deferred tax                                                                        10,047          22,952
           Additional depreciation due to deferred tax                                        (10,163)        (20,326)
           Interest                                                                            27,588          48,370
           Derivatives                                                                        (17,899)         (5,669)
           Impairment of fixed assets                                                               -         579,000
                                                                                           ----------       ---------
       Shareholders' equity under US GAAP                                                     555,736         637,940
                                                                                           ==========       =========

3.     PRIOR PERIOD ADJUSTMENTS

       The restatement of the cashflow for the six months ended June 30, 2002 relates to a reclassification of amounts generated under a finance hedging swap of (pound)10.4 million from interest received to net cash inflow from operating activities.

       The restatement of the balance sheet as at December 31, 2002 relates to the reclassification of an amount previously included within intercompany creditors of (pound)52.25 million. This has been released into a Capital Reserve, since The AES Corporation has confirmed that it has no claim for repayment against the Company for such an amount. This restatement has no effect on the consolidated loss of the Company in either the current or prior periods. This restatement increases the net assets of the Company by (pound)52.25 million. This restatement reflects the true nature of the transaction that occurred during 2002.